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                                                                       EXHIBIT 7


                           DEAN WITTER REYNOLDS INC.
                                6000 SEARS TOWER
                            CHICAGO, ILLINOIS 60606
                                 (312) 984-4321

                                 April 10, 1997

Board of Directors
ERO, Inc.
585 Slawin Court
Mt. Prospect, Illinois 60056

Gentlemen:

ERO, Inc., a Delaware corporation ("ERO"), and Hedstrom Corporation, a Delaware corporation ("Hedstrom"), contemplate entering into an acquisition agreement (the "Acquisition Agreement"), dated as of the date hereof, providing for the acquisition by Newco, a wholly owned subsidiary of Hedstrom through a tender offer ("Tender Offer") and subsequent merger ("Merger") pursuant to which the holders (the "Public Shareholders") of the issued and outstanding shares of common stock (the "Common Shares") of ERO would receive $11.25 per share in cash (the "Cash Consideration"). Golder, Thoma, Cressey Fund III Limited Partnership owns 3,940,000 shares or approximately 38% of the Common Shares and has entered into an agreement ("Stockholders Agreement") pursuant to which it has agreed to tender its shares into the Tender Offer.

You have requested Dean Witter Reynolds Inc.'s opinion ("Dean Witter"), as investment bankers, as to the fairness, from a financial point of view, of the Cash Consideration, taken as a whole, to the Public Shareholders.

In arriving at the opinion set forth below, we have, among other things:

      (1) reviewed the Acquisition Agreement and the Stockholders Agreement;

      (2) reviewed the Annual Report on Form 10-K and related publicly available financial information of ERO for the two most recent fiscal years ended December 31, 1995 and 1996, the Quarterly Reports on Form 10-Q of ERO for the periods ended March 31, 1996, June 30, 1996 and September 30, 1996, and the definitive Proxy Statement on Form 14A, dated March 10, 1997;

      (3) reviewed ERO management's financial model of the income statement and certain cash flow items for calendar year 1997, and balance sheet for calendar year ended December 31, 1997 created as the 1997 budget;
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DEAN WITTER REYNOLDS INC.

ERO, Inc. Board of Directors
April 10, 1997
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      (4) reviewed the current Analyst estimates of earnings per share for fiscal year 1997 and 1998, and current Analyst estimates of average annual industry growth rates for earnings per share for calendar years 1999 through 2002;

      (5) conducted discussions with the Chief Executive Officer and Chief Financial Officer of ERO concerning the past and current business, operations, assets, present financial condition and future prospects of ERO;

      (6) reviewed the historical reported market prices and trading activity for ERO's Common Shares;

      (7) compared certain financial information, operating statistics, and trading multiples relating to ERO with published financial information, operating statistics, and trading multiples relating to selected public companies that we deemed to be most comparable to ERO;

      (8) compared the proposed Cash Consideration with the financial terms, to the extent publicly available, of selected other acquisitions that we deemed to be relevant;

      (9) reviewed certain other information, including publicly available information relating to the business, earnings, cash flow, assets and prospects of ERO; and

     (10) reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary.

In preparing our opinion, we have assumed and relied upon the accuracy and completeness of all financial and other information supplied to us by ERO, or that is publicly available, and we have not independently verified such information. We also have relied upon the management of ERO, as to the reasonableness and achievability of their financial results projected for fiscal year 1997. We have not been requested to make, and we have not made, an independent appraisal or evaluation of the assets, properties, facilities or labilities of ERO, and we have not been furnished with any such appraisal or evaluation.

It should be noted that this opinion necessarily is based upon prevailing market conditions and other circumstances and conditions as they exist and can be evaluated at this time, and does not represent our opinion as to what the actual value of the Common Shares will be after the date hereof.
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DEAN WITTER REYNOLDS INC.

  ERO, Inc. Board of Directors
  April 10, 1997
  Page 3

  We have acted as financial advisor to the Board of Directors of ERO in connection with this transaction and will receive a fee for our services, a portion of which is contingent upon the consummation of the transaction and delivery of this opinion.

  On the basis of, and subject to the foregoing and other matters that we consider pertinent, we are of the opinion that as of the date hereof the Cash Consideration to be paid for the Common Shares in the Tender Offer and the Merger, is fair, from a financial point of view, to the Public Shareholders.

  Very truly yours,

  /s/ DEAN WITTER REYNOLDS
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  DEAN WITTER REYNOLDS INC.